Exhibit 12.01
eBay Inc.
Computation of Ratio of Earnings to Fixed Charges
(In millions, except ratio data)

	Year Ended December 31,
	2010		2011		2012		2013		2014
Income Before Income Taxes, Noncontrolling Interest and Income/Loss of Equity Method Investees	2,111		3,926		3,111		3,483		3,576
Add: Fixed Charges (1)	45		80		122		161		175
Earnings (2)	2,156		4,006		3,233		3,644		3,751
Fixed Charges (1)	45		80		122		161		175
Ratio of Earnings to Fixed Charges	47.9	x	50.1	x	26.4	x	22.6	x	21.4	x

(1)
Fixed Charges consist of interest expense and our estimate of an appropriate portion of rentals representative of the interest factor. The estimate of interest within rental expense is estimated to be one-third of rental expense.

(2)	Earnings consist of income before income taxes, noncontrolling interest and equity in gains or losses of equity method investees plus Fixed Charges.